

Mail Stop 4631

May 19, 2016

<u>Via E-mail</u>
Mr. David B. Burritt
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

      **Re: United States Steel Corporation
            Form 10-K
            Filed February 29, 2016
            File No. 1-16811**

Dear Mr. Burritt:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>10-K Summary, page 4</u>

1. For the presentation of adjusted EBITDA on page 5, please revise the order and manner of your current presentation to provide a balanced presentation and discussion of operating performance measures prepared in accordance with US GAAP versus non-GAAP measures in accordance with Item 10(e)(1)(i)(a) of Regulation S-K. Please also note that Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations states that the most comparable US GAAP measure to EBITDA and its variations is net (loss) income. Please address both of these items throughout your Form 10-K, including the reconciliations for the non-GAAP measures.

2. Please revise your disclosures to provide more robust, company-specific disclosures that clearly explain why Adjusted EBITDA is useful to investors regarding your operating

performance in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also address this comment for each of your non-GAAP measures presented throughout your Form 10-K.

Key Performance Indicators, page 6
Reconciliation of EBITDA and Adjusted EBITDA, page 17

3. Please revise the page titles to include a reference to the losses recognized for your presentation of adjusted net (loss) income on page 9 and adjusted diluted (loss) earnings per share on page 10, since two out of the three years presented are in loss positions.

4. Please revise your reconciliations beginning on page 15 to begin with the US GAAP measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Critical Accounting Estimates, page 62
Goodwill and identifiable intangible assets, page 62

5. Regarding your testing of identifiable intangible assets with finite lives for impairment during the fourth quarter of fiscal year 2015, please expand your disclosures to:
    *   Quantify the carrying value of the identifiable intangible assets tested for impairment;
    *   Identify the specific events and/or circumstances that indicated the carrying value may not be recoverable; and
    *   Quantify the percentage by which the recoverable amount exceeded the carrying value.
    Please refer to Item 303(a)(3)(ii) of Regulation S-K and Sections 501.02, 216, and 501.14 of the Financial Reporting Codification for guidance.

Inventories, page 63

6. Please expand your disclosures to provide a discussion of the critical estimates associated with the LIFO method of inventory costing. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Equity Method Investments, page 63

7. Please expand your disclosures to include the carrying value of the equity method investment associated with the $18 million impairment charge. Please also provide a discussion of the facts and circumstances that led to the other than temporary impairment charge. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Long-lived assets, page 65

8. Please expand your disclosure to clarify the level at which you have grouped your assets for impairment testing.

9. Regarding your testing of the welded tubular and seamless tubular asset groups within the Tubular segment for impairment, please expand your disclosures to:
    *   Quantify the carrying value of each asset group tested for impairment;
    *   Quantify the percentage by which the recoverable amount exceeded the carrying value;
    *   Provide a description of the key assumptions used to estimate the recoverable amount of each asset group, which should be specific to the asset group; and
    *   Provide a discussion of the potential events and/or circumstances that are reasonably likely to occur and result in a recoverable amount that is less than the carrying value for each asset group.
    Please refer to Item 303(a)(3)(ii) of Regulation S-K and Sections 501.02, 216, and 501.14 of the Financial Reporting Codification for guidance.

10. Please expand your disclosures to quantify the carrying value of the assets associated with the facilities that have been idled. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Sections 501.02, 216, and 501.14 of the Financial Reporting Codification for guidance.

Operating Expenses, page 69
Restructuring and Other Charges, page 71

11. We note that you incurred $250 million in restructuring and other charges during fiscal year 2014, which you expected would result in a positive impact on your annual cash flows of approximately $39 million. Please confirm that the $39 million annual cash savings were achieved during fiscal year 2015. Otherwise, please provide disclosures that clarify the annual cash savings were not achieved as expected, the reasons the savings were not achieved as expected, and the impact to your consolidated financial statements. Please address this comment for your fiscal year 2015 restructuring activities in your fiscal year 2016 periodic reports. Please refer to SAB Topic 5:P.4 for guidance.

Gross Margin by Segment, page 73

12. We note your statement on page 6 that the $815 million of Carnegie Way benefits realized in 2015 was not enough to fully overcome some of the worst market and business conditions you have seen. We further note from your disclosures within your segment results analysis on pages 74 to 78 that you achieved $575 million of Carnegie Way benefits and were able to recognize profits. Please expand your disclosures to provide investors with a more balanced discussion about your operating results by

explaining why a lower amount of benefit recognized during fiscal year 2014 led to profitable results and a higher amount of benefits for fiscal year 2015 did not.

Liquidity, page 84

13. We note that the quarterly inventory turnover days for fiscal year 2015 and the first quarter of fiscal year 2016 have significantly increased over the comparable prior year periods. As inventories is 52.9% of total assets as of December 31, 2015, please provide an analysis of the realizability of inventories, including an analysis of material changes in the measure management uses to monitor inventories (e.g., inventory turnover days). To the extent that management is aware of future LIFO layer liquidations that could materially impact operating results, disclosure should be provided. Please refer to Items 303(a)(1) and 303(a)(3)(ii) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Consolidated Statements of Operations, page F-4

14. Please remove the parenthetical, (EBIT), from the end of the line item titled, (loss) earnings before interest and income taxes, as EBIT is commonly considered a non-GAAP measure title. Please refer to Items 10(e)(1)(ii)(a) and 10(e)(1)(ii)(c) of Regulation S-K.

15. We note that you recognized a loss before interest and income taxes for fiscal year 2015 of $1,202 million. We further note in your earnings press release included as an exhibit to the Form 8-K filed on January 26, 2016, and the conference call and webcast presentation included as an exhibit to the Form 8-K filed on January 27, 2016, that you reported a loss before interest and income taxes for fiscal year 2015 of $1,055 million. The difference appears to relate to an adjustment to increase selling, general and administrative expenses by $26 million and an adjustment to increase losses associated with U.S. Steel Canada Inc. by $121 million, which resulted in a 13.9% increase to loss before interest and income taxes. Please explain why there appears to be a material discrepancy between the information contained in your earnings release (and related Form 8-Ks) and the disclosure contained in the Form 10-K. Please also address the impact the error has on your certifying officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Lastly, please tell us how you intend to rectify the disclosure inaccuracies identified here.

3. Segment Information, page F-15

16. Please revise your disclosure to provide the reason that the CODM does not receive asset information for the reportable segments for purposes of assessing performance and deciding how to allocate resources in accordance with ASC 280-10-50-26.

5. USSC Retained Interest and Other Related Charges, page F-20

17. Please expand your disclosure to disclose the carrying value of the loans, interest receivable, and trade accounts receivable and the associated allowance for doubtful accounts as of the balance sheet dates presented.

18. You disclose that the $392 million losses associated with USSC includes the write-down of the retained interest ($255 million during the second quarter), Stelco funding charge ($16 million during the third quarter) and other related charges. The fourth quarter earnings release states that fiscal year 2015 losses associated with USSC were $271 million. Please tell us the reason(s) for the additional $121 million loss and explain the material components of that incremental amount.

Selected Quarterly Financial Data (Unaudited), page F-58

19. Please expand your presentation to include gross profit as required by Item 302(a)(1) of Regulation S-K.

20. Please provide disclosures for all material fourth quarter events and transactions either as a footnote to this table or within MD&A. As an example, we note that you recognized a loss of $121 million during the fourth quarter of fiscal year 2015 related to the losses associated with U.S. Steel Canada Inc. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction